Accentia Biopharmaceuticals, Inc.
324 South Hyde Park Avenue, Suite 350
Tampa, FL 33606

February 22, 2013

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler, Assistant Director Division of Corporation Finance
Re:	Accentia Biopharmaceuticals, Inc. Withdrawal of Registration Statement on Form S-1 Filed on February 18, 2011 File No. 333-172353

Ladies and Gentlemen:

On behalf of Accentia Biopharmaceuticals, Inc., a Florida corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-172353), as initially filed with the Securities and Exchange Commission (“Commission”) on February 18, 2011 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to YiYi Lam, Esq. of Accentia Biopharmaceuticals, Inc., via email at ylam@accentia.net or via facsimile at (813) 258-6912.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact YiYi Lam, Esq. of Accentia Biopharmaceuticals, Inc. by telephone at (813) 964-3822.

Very truly yours,

/s/ Garrison J. Hasara

Garrison J. Hasara, CPA Acting Chief Executive Officer, Acting Chief Financial Officer and Controller